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                          October 17, 2022

       Bryan Preston
       Director and President
       Fifth Third Holdings Funding, LLC
       38 Fountain Square Plaza
       MD 109053
       Cincinnati, Ohio 45263

                                                        Re: Fifth Third
Holdings Funding, LLC
                                                            Registration
Statement on Form SF-3
                                                            Filed October 7,
2022
                                                            File No. 333-267774

       Dear Bryan Preston:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kayla
Roberts at 202-551-3490 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Structured Finance